UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

101778

DIVISION OF
CORPORATION FINANCE

04029718

April 1, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/1/2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Marathon Oil Corporation
Incoming letter dated February 14, 2004

Dear Mr. Chevedden:

This is in response to your letter dated February 14, 2004 concerning the shareholder proposal submitted to Marathon Oil by Nick Rossi. On January 16, 2004, we issued our response expressing our informal view that Marathon Oil could exclude the proposal from its proxy materials for its upcoming annual meeting. On February 10, 2004, we issued an additional response expressing our informal view that we did not find a basis to reconsider our position.

We received your letter dated February 14, 2004 after we issued our responses. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard J. Kolencik
Group Counsel
Marathon Oil Corporation
P.O. Box 4813
Houston, TX 77210-4813

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Marathon Oil Corporation (MRO)
Response to No Action Request
Nick Rossi

Ladies and Gentlemen:

This is in further support of the January 2, 2004, January 16, 2004, January 31, 2004 and February 7, 2004 rebuttal letters.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

The company policy states:
If the board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties, and the Board of Directors will seek prior stockholder approval of the plan unless, due to time constraints or other reasons, the Corporate Governance and Nominating Committee determines that it would be in the best interests of stockholders to adopt the rights plan before obtaining stockholder approval.

If a rights plan is adopted without stockholder approval, the plan must either be ratified by stockholders or expire on the first anniversary of its effective date.

Company policy for an artificial one-year time-out vote exclusion is not part of the shareholder proposal
The company inscrutably claims that a policy that mandates an artificial time-out period to exclude a shareholder vote purportedly implements a policy calling for a shareholder vote on an issue where time is of the essence. The Richard, Layton & Finger January 30, 2004 Opinion on poison pills states that "time is of the essence."

There is no logical reason for a pill to have a one-year time-out or delay on a vote when the board can adopt a pill at any time during the year.

A non-sustaining company policy cannot implement a sustaining shareholder proposal
The company "Board Policy" completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the shareholder proposal is subject to manipulation at the expense of shareholders because the "Board Policy" can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the "Board Policy" without notice.

The company gives no precedent for a continuing and sustaining proposal to be replaced by a non-sustaining policy that can be secretly repealed.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Nick Rossi
Thomas Usher, Ph.D.